RENAISSANCE ANNOUNCES STOCK OPTION GRANT

November 20, 2015 – Vancouver, BC – Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V: ROE) announces that pursuant to the Company’s Stock Option Plan, a total of 11,050,000 incentive stock options have been granted to directors, officers, and consultants of the Company. The options are exercisable at a price of $0.27 per share for a period of 10 years, subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

OF RENAISSANCE OIL CORP.

Per:

“Craig Steinke”

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the expected listing of the Warrants; and the anticipated use of the net proceeds of the Offering.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful